Filed pursuant to Rule 433
Free Writing Prospectus dated October 5, 2016
Relating to
Preliminary Prospectus Supplement dated October 5, 2016 to
Prospectus dated June 2, 2015
Registration Statement No. 333-204649-01

Tanger Properties Limited Partnership

$100,000,000 3.125% Senior Notes due 2026

Pricing Term Sheet dated October 5, 2016

Issuer:	Tanger Properties Limited Partnership

Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Principal Amount:	$100,000,000

Securities:	The notes will form a single series and class of securities with the Issuer’s $250,000,000 aggregate principal amount of 3.125% Senior Notes due 2026 issued on August 8, 2016, outstanding as of the date hereof

Trade Date:	October 5, 2016

Settlement Date**:	October 13, 2016 (T+5)

Maturity Date:	September 1, 2026

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2017

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Price / Yield:	98-01 / 1.718%

Spread to Benchmark Treasury:	+153 bps

Yield to Maturity:	3.248%

Coupon (Interest Rate):	3.125% per annum, accruing from August 8, 2016

Public Offering Price:	98.962%, plus accrued interest from and including August 8, 2016 in an aggregate amount of $564,236.11

Redemption Provision:	At any time prior to June 1, 2026, make-whole call based on U.S. Treasury plus 25 basis points (0.25%); if redeemed on or after June 1, 2026, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP / ISIN:	875484 AJ6 / US875484AJ66

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Jefferies LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Selling Restrictions

In addition to the information in the preliminary prospectus supplement dated October 5, 2016, the following selling restrictions also apply to the notes:

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of notes which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of notes is made or who receives any communication in respect of any offer of ordinary shares, or who initially acquires any notes will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any notes acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that

Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

** The issuer expects that the delivery of the notes will be made against payment therefor on or about October 13, 2016, which is the fifth business day following the date of this pricing term sheet (the settlement cycle being referred to as “T+ 5”). Under Rule 15c6-1 of the SEC promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade the notes on the date of hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

The Issuer has filed a registration statement (including a prospectus) with the SEC which became effective upon filing with the SEC in accordance with Rule 462(e) of the 1933 Act Regulations for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.